AMDENDING AGREEMENT

October 26, 2004

Alamos Gold Inc.

1503 – 110 Yonge Street

Toronto, Ontario

M5C 1T4

Attention:   John McCluskey

Dear Sirs:

The undersigned, RBC Dominion Securities Inc., GMP Securities Ltd., BMO Nesbitt Burns Inc., Haywood Securities Inc. and McFarlane Gordon Inc. (individually, an “Underwriter” and together collectively the “Underwriters”) hereby agree to amend paragraph 1 of the underwriting agreement entered into between the Underwriters and Alamos Gold Inc. (the “Corporation”) dated October 18, 2004 (the “Underwriting Agreement”) by replacing the second sentence of such paragraph with the following:

“The Corporation shall use its best efforts to have prepared and filed, as soon as possible after any comments of the securities regulatory authorities in the Qualifying Jurisdictions have been resolved and in any event not later than 5:00 p.m. (Toronto time) on October 27, 2004, the Final Prospectus and other related documents relating to the proposed distribution of the Purchased Shares with the securities regulatory authorities in each of the Qualifying Jurisdictions.  The Corporation shall have obtained, not later than 12:00 p.m. (Toronto time) on October 28, 2004, a final MRRS decision document (as such term is defined in National Policy 43-201 of the Canadian Securities Administrators) under Canadian Securities Laws for the Final Prospectus and other related documents relating to the proposed distribution of the Purchased Shares, and shall have fulfilled and complied with, to the reasonable satisfaction of the Underwriters, the Canadian Securities Laws required to be fulfilled or complied with by the Corporation to enable the Purchased Shares to be lawfully distributed or distributed to the public, as the case may be, in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers duly registered as such in the Qualifying Jurisdictions.”

All terms not otherwise defined in this Amending Agreement shall bear the meaning assigned to them in the Underwriting Agreement.  Except as expressly amended herein, all terms and conditions of the Underwriting Agreement remain unamended and the Underwriting Agreement remains in full force and effect. This Amending Agreement and the Underwriting Agreement shall be read together as a single agreement.  In the event of any conflict between this Amending Agreement and the Underwriting Agreement, this Amending Agreement shall govern.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to RBC DS upon which this letter as so accepted shall constitute an agreement among us.

RBC DOMINION SECURITIES INC.
Per:	"Ewan Mason"
Ewan Mason
Managing Director

GMP SECURITIES LTD.
Per:	"Mark Wellings"
Mark Wellings
Director, Investment Banking
BMO NESBITT BURNS INC.
Per:	"Egizio Bianchini"
Egizio Bianchini
Managing Director

HAYWOOD SECURITIES INC.
Per:	"Keith Peck"
Keith Peck
Vice President and Director

MCFARLANE GORDON INC.
Per:	"David Greifenberger"
David Greifenberger
Managing Director

-  2  -

The foregoing is accepted and agreed to as of the date first above written.

ALAMOS GOLD INC.
By:	"John A. McCluskey"
John A. McCluskey
President and Chief Executive Officer